UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the third quarter ended June 30, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 12, 2003	By: /s/ David Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
TUESDAY AUGUST 12, 2003

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS FOR THE THIRD QUARTER

ENDED JUNE 30, 2003

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today reported financial results for the third quarter ended June 30, 2003. Amounts, unless specified otherwise, are in Canadian dollars.  At June 30, 2003, the exchange rate was approximately U.S. $1.00 = CDN $1.3553.

TEXT OF Q3 LETTER TO SHAREHOLDERS

“This past quarter, our corporate partner, Boston Scientific updated the medical community with the long term results of its TAXUS paclitaxel-coated stent clinical trial program.  The extensive TAXUS program continues to support earlier reports of clinical efficacy and safety data presented in prior quarters.  In addition, the integration of our operations with Cohesion Technologies has gone well, a success we attribute to the shared vision of drug-loading biomaterials and devices.

At two years follow up, TAXUS I continues to report zero percent restenosis. In the large 536-patient pivotal TAXUS II trial, the target lesion revascularization (TLR) rate in the slow-release paclitaxel-eluting cohort was unchanged at 4.7 percent at twelve months.  The TLR rate in the moderate-release paclitaxel-eluting group also remained stable and the major adverse cardiac event (MACE)-free survival rate in the treated group is consistent with a healthy population. Diabetics, a notoriously difficult population to treat, continue to show zero percent restenosis.  We are also very encouraged to learn that the vessel walls surrounding the TAXUS stent appear healthy.  Intravascular ultrasound (IVUS) analysis demonstrated excellent performance by the TAXUS stent at six months with respect to vascular healing, incomplete apposition and edge effect. These observations suggest that the paclitaxel-coated stent may regulate the growth of the scar and create a thin, stable covering over the stent, anchoring the struts into the vessel.  In summary, the TAXUS studies continue to support earlier reports of clinical efficacy and safety.

The WISDOM trial, a “real-world” experience, is being conducted in 19 countries.  The program has enrolled over 500 patients to date. Consistent with the TAXUS clinical program, the initial WISDOM data supports the safety and efficacy of the paclitaxel-eluting stent.

At the end of June, Boston reported highlights of their sales performance in Europe. In a very short period, Boston has gained over half of the European drug-eluting stent market from an established competitor, dismissing the conventional belief of first-to-market advantage. On June 19, Boston reported filing the final Pre-Market Application (PMA) module with the FDA for regulatory approval in the U.S.  While the PMA filing was a highlight this quarter, we are very excited about Boston’s prospects of a U.S. launch by year end.

With respect to Cohesion’s biosurgical business, we received CE Mark for the premix configuration of the surgical sealant CoSeal® in April and similar approval from the FDA in the prior quarter.  Also in April we broadened our alliance with Baxter Healthcare, granting Baxter the right to manufacture CoSeal®.  Subsequent to the quarter we initiated a pivotal trial in Europe using Adhibit™ for the surgical treatment of uterine fibroids and expect to initiate additional clinical trials of Adhibit™ in North America in the first half of 2004. Long term, we believe that the Cohesion biosurgical products provide an excellent platform for drug-loading.

Having had the pleasure of working with our new colleagues from Cohesion for a full quarter, I am pleased at how committed the organization is towards developing next generation drug-loaded biomaterials. This commitment has been instrumental in creating a seamless transition as operations are merged with Angiotech.

Over the past several years, we have been positioning ourselves in anticipation of the emerging industry of drug-loading medical devices and biomaterials.  The TAXUS program continues to perform with durable clinical results and an inspiring introduction in the European marketplace.  To provide long-term sustainable growth for our shareholders, we will continue to focus on mergers, acquisitions, and strategic partnerships as part of our business strategy. We believe it is the best way to maintain our leadership in the emerging specialized industry of drug loading devices and biomaterials.” – William L. Hunter, MD, MSc, President and CEO

CONDENSED FINANCIAL RESULTS

Our operating loss for the quarter was $10.0 million as compared to an operating loss of $4.5 million for the same period in the prior year.  Revenue of $4.7 million for the third quarter includes $2.5 million from sales of Cohesion’s approved products. In addition, we recognized $1.8 million of deferred revenue related to amortization of upfront license fees and received approximately $440,000 in royalty revenue from one of our licensees on the commercial sales of drug-coated stents using our technology.

The loss for the third quarter was $17.3 million ($0.50 loss per common share), as compared to a loss of $8.6 million ($0.27 loss per common share) in the third quarter of the prior year.  The foreign exchange impact included in the loss for the quarter increased by 58% from the same period in the prior year. This increase is directly related to the wider spread in the strengthening Canadian dollar currency on its U.S. counterpart, an increase of approximately 52% from the same period in the prior year.  This decrease in the U.S. dollar rate against the Canadian dollar rate, applied to our quarterly average balance of U.S. dollar denominated assets had an impact of approximately $7.8 million which accounts for our reported foreign exchange loss for the quarter.

We have retained approximately 80% of the funds raised in our initial U.S. public offering in March 2000.  These U.S. denominated funds are retained in their original currency to be used for future U.S. denominated operating and capital expenditures. As a result of this strategy, our U.S. denominated short-term investments and cash assets give rise to reported foreign exchange gains and losses due to period end translation to Canadian dollars for our reporting currency.  As such, the foreign exchange gains and losses are only realized when there is actual conversion of these U.S. denominated assets to our reporting currency, such as settlement of Canadian denominated expenditures.

Research and development expenditures increased to approximately $4.4 million during the quarter compared to $4.0 million for the same period in 2002. This net increase is primarily due to the inclusion of Cohesion’s research and development costs.  The increase is net of decreases in salaries and benefits due to the retirement of certain senior officers in the prior year and the discontinuation of our Multiple Sclerosis program in fiscal 2002.  Selling, general and administrative expenses for the current quarter increased to approximately $5.1 million compared to $3.1 million for the same period in the prior year. The increase is primarily due to the inclusion of Cohesion’s sales and marketing and general and administration expenditures. Additional increases relate to operating and occupancy costs related to our new leasehold facility and increased personnel costs.  Amortization increased to $3.3 million compared to $770,000 in the same period in 2002 primarily due to the amortization of the identifiable intangible assets acquired in the acquisition of Cohesion.

Investment and other income decreased by $355,000 compared to the prior year quarter due to the decline in U.S. market yields available on our short-term investments together with a decrease in the balance of cash and short-term investments.

The loss for the nine month period was $38.5 million ($1.16 loss per common share), as compared to a loss of $18.2 million ($0.58 loss per common share) for the same period in the prior year.  For the nine months ended June 30, 2003, the foreign exchange impact on the loss for the period increased by 290% from the same period in the prior year. Again, this increase is a direct result of the increasing spread of the Canadian dollar currency on the U.S. dollar currency (an increase of 289%) for the period.  The increasing strength in the Canadian dollar currency against its U.S. counterpart is subject to the current economic and political climates that we cannot control.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in U.S. denominated currency.

Revenue for the year to date is comprised of $5.2 million from sales of Cohesion approved products, $2.7 million from amortization of deferred revenue related to upfront license fees and $486,000 from royalty revenue from one of our licensees on the commercial sales of drug-coated stents using our technology.  Cost of goods sold, relating to the Cohesion products, as a percentage of sales was approximately 52%. Cost of goods sold represents costs for the sale of the Cohesion products for the five month period from the acquisition date of January 31, 2003.

Research and development costs for the nine months ended June 30, 2003 of $10.6 million decreased from the prior year period by $3.4 million due to payment of milestones and royalties in the prior year period and the discontinuation of our Multiple Sclerosis program in fiscal 2002.  Selling, general and administration costs increased to $14.3 million for the nine month period ending June 30, 2003 primarily due to the inclusion of Cohesion’s expenditures, including selling and marketing costs for approved products.

At the end of the quarter, the Company's financial position was strong with available cash balances of approximately $123.0 million. Of that amount, approximately $96.7 million (U.S. $71.3 million) was denominated in U.S. currency, which will be used to meet our anticipated U.S. dollar expenditures in future periods.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
(In thousands of CDN $, except per share data)	2003	2002	2003	2002

Revenue
Product sales	2,450	-	5,180	-
License and research contract fees	1,831	3,285	2,730	7,168
Royalty revenue	440	-	486	-
Total revenue	4,721	3,285	8,396	7,168

Expenses
Cost of goods sold – product sales	2,003	-	2,676	-
Research and development	4,428	3,986	10,615	13,957
Selling, general and administration	5,058	3,052	14,308	8,128
Amortization	3,266	770	6,171	2,338
Operating loss	(10,034)	(4,523)	(25,374)	(17,255)

Foreign exchange loss	(7,583)	(4,822)	(14,517)	(3,732)
Investment and other income	397	752	1,493	2,772
Interest expense –capital lease	(45)	-	(73)	-
Loss for the period	(17,265)	(8,593)	(38,471)	(18,215)

Basic and diluted loss per common share	$(0.50)	$(0.27)	$(1.16)	$(0.58)
Weighted average shares outstanding (in thousands)	34,617	31,352	33,229	31,220

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands of CDN $)	June 30, 2003	September 30, 2002

Assets
Current assets: Cash and short-term investments	122,964	136,350
Other current assets	7,456	1,570
Total current assets	130,420	137,920

Capital assets, net	12,754	8,958
Intangible assets, net	35,076	4,687
Goodwill	32,592	-
Other assets	2,148	-
	212,990	151,565

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	4,976	8,898
Deferred revenue	16,394	718
Capital lease obligation	1,459	-
Deferred leasehold inducement	2,795	2,537
Shareholder' equity	187,366	139,412
	212,990	151,565

This press release contains the condensed financial statements. If you require a copy of Angiotech's unaudited interim consolidated financial statements for the quarter ended June 30, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's 3rd Quarter Financials will be held on Tuesday, August 12, 2003 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (800) 724-7043. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until August 19, 2003 by calling (800) 558-5253 and entering Access Code 21157255.

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or Cohesion; other factors referenced in Angiotech's and Cohesion's regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

# # #

Company Contacts:

Ian Harper (Investors and Media) ext.6933

Rui Avelar (Media) ext. 6996

Phone: (604) 221-7676